SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                       ACCESS INTEGRATED TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    004329108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 ADAM M. MIZEL, 460 PARK AVENUE, SUITE 2101, NEW YORK, NY 10022, (212) 937-6886
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                  JUNE 20, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



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CUSIP No. 004329108                                       13D                             Page 2 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AQUIFER CAPITAL GROUP,  LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                            (a)
                                                                                                            (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         1,687,828
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    1,687,828
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                1,687,828
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            6.28%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 004329108                                       13D                             Page 3 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ADAM M. MIZEL
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         1,687,828
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    1,687,828
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                1,687,828
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            6.28%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004329108                                       13D                             Page 4 of 9 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of Access Integrated Technologies Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Madison Avenue, Suite 300 Morristown, NJ 07960.

ITEM 2  IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D (the "Schedule") are Aquifer Capital Group, LLC, a Delaware limited liability company (the "Investment Manager") and Adam M. Mizel, the principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Aquifer Opportunity Fund, L.P., a Delaware limited partnership (the "Fund"), has sole power to vote and dispose of the shares of Common Stock held by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

(b) The business address of the Reporting Persons is 460 Park Avenue, Suite 2101, New York, NY 10022.

(c) This Schedule is filed on behalf of the Investment Manager, Mr. Mizel and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund. Mr. Mizel is the principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes for the Fund and its other clients. The principal business of the Fund is to invest in securities.

(d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) Aquifer Capital Group, LLC is organized under the laws of Delaware, USA. Mr. Mizel is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund purchased the shares of Common Stock in open market transactions.




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CUSIP No. 004329108                                       13D                             Page 5 of 9 Pages

ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Reporting Persons expect to acquire or dispose of additional shares of Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions.

         The Reporting Persons have been a shareholder in AIXD for 15 months and recently significantly increased our position due to the rapid, and the Reporting Persons believe, overdone reduction in its share price. As the unquestioned leader in the transition from analog to digital cinema, AIXD has built an innovative and valuable business model producing high teens returns on invested capital and substantial growth opportunities. The Reporting Persons believe the cash flows produced by AIXD's current theater installations (which are contractually committed through 2015-2017) have a net present value based upon the 7.3% interest rate of the Company's existing GECC debt of in excess of $5 per share. This analysis includes no value from (i) the planned 10,000 screen Phase 2 deployment; (ii) the further development of AIXD's satellite movie distribution arm, (iii) its software licensing unit; (iv) its on-screen theater advertising unit; and (iv) its alternative content unit which are collectively growing rapidly and approaching cash flow breakeven.

         The movie exhibition industry is one of the few remaining entertainment areas not to have fully embraced digital technology. This must change - the economics are too compelling as studios can reduce film production and distribution costs over 50%, exhibitors can lower operating costs and new programming (3-D) and alternative content can be shown in theaters. The movie industry appear to be at that tipping point as Hollywood ramps up its production of digital and 3-D films, as Dreamworks SKG publicly states all future releases will be in digital 3-D, as leading directors such as James Cameron will only distribute releases digitally and as alternative content providers like ESPN and the Metropolitan Opera broadcast live events to sold out theaters across the country.

         AIXD is at the center of this process with 3,723 theaters installed in its Phase 1 deployment of a total of approximately 5,200 total digital screens nationally. AIXD incurred substantial capital costs in advance of revenues and EBITDA emergence. These theaters are now all installed and in the most recent March 2008 fiscal quarter, which is also a seasonally slow quarter for movie releases, produced in excess of $11M of EBITDA according to the recent earnings call transcript. As a result, on an annualized basis, adjusting for seasonality, the AIXD digital cinemas should be producing in excess of $45M of annual EBITDA
- this is a 16-18% return on its $275M of invested capital relative to a 7.3% current cost of debt. $45M of EBITDA is 3.0x the approximately $15.3M of interest on the approximately $213M of debt used to fund these theater installations. AIXD also must amortize $15M of this debt in Fiscal 2009 from its remaining $30M of free cash flow. This is not a Company that is going bankrupt.

CUSIP No. 004329108                                       13D                             Page 6 of 9 Pages

         AIXD is also the only company to date to have an agreement with the major movie studios for its 10,000 screen Phase 2 deployment. This when combined with its installed theater base and its installation and service expertise is a meaningful competitive advantage. The Company must raise an additional $600-$650 million of financing to support this 3 year rollout plan. The Reporting Persons support the Company's plans to pursue this goal utilizing only debt and a reinvestment of a portion of the $75M of equity AIXD invested in its Phase 1 deployment. The Reporting Persons agree with the Company's repeated public statements to issue no new equity for the Phase 2 deployment plan. The Reporting Persons strongly encourage the Company to maintain this commitment. As it seeks to securitize a diversified cash flow stream of 6+ Hollywood studios through its proven operating model, AIXD should not need equity. If given the current tumultuous capital markets, Phase 2 would require equity, the Reporting Persons encourage AIXD to delay its roll out, seek alternative sources of debt financing from various digital projector companies (like Christie has already provided) or seek greater contributions from theater exhibitors or studios. This is critical to rebuilding shareholder confidence and ultimately, the share price.

         Finally, the Reporting Persons believe AIXD must balance its efforts to develop its emerging satellite distribution, advertising and alternative content businesses with the current market fiscal realities. The Company has the opportunity to establish strong market positions in each of these areas, in particular in satellite distribution and alternative content. However, each requires meaningful investment and management focus at a point in time in which the capital markets are experiencing an unprecedented credit and liquidity crisis. Fortunately, AIXD faces no near term financial pressures. With $30M of cash on its most recent balance sheet, ample near term cash flow from its digital cinemas to support its interest and amortization, AIXD's next financial pressure point, if nothing else changes, would be in February, 2011 when its mezzanine debt comes due. The Reporting Persons would be surprised if AIXD has not refinanced its Phase 1 debt, substantially rolled out Phase 2 theaters and leveraged the "network effect" of a satellite enabled, digital cinema world. The Company must prudently navigate the current financial shoals and creatively monetize its existing cash flows and assets to maximize shareholder value. It must assure the market there will not be significant dilution to fund growth. As one of the Company's largest holders, the Reporting Persons intend to maintain communication with management on these topics and express our views of necessary steps to support the stock returning to more appropriate valuation levels.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 1,687,828 shares of Common Stock as of July 17, 2008, which represent 6.28% of the Issuer's outstanding shares of Common Stock.

          The percentage calculation was based on 26,871,202 shares outstanding which is the total number of shares outstanding as of March 31, 2008 as reported by the Issuer on the Form 10-K as filed with the Securities and Exchange Commission.





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CUSIP No. 004329108                                       13D                             Page 7 of 9 Pages


                                            Sole Voting Power     Shared Voting          Sole            Shared
                                                                      Power          Dispositive    Dispositive Power
                                                                                        Power
                                           -------------------- ------------------- --------------- ------------------
Aquifer Capital Group, LLC                          0               1,687,828             0             1,687,828
Adam M. Mizel                                       0               1,687,828             0             1,687,828

         The aggregate amount of shares owned by the Reporting Persons is 1,687,828.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

         During the past sixty days, the Reporting Persons effected the following sales of shares of shares of Common Stock in open market transactions:


---------------------------------------- -------------------------------------- --------------------------------------
                 DATE                              SHARES PURCHASED                             PRICE
---------------------------------------- -------------------------------------- --------------------------------------
                5/29/08                                  5,000                                  2.25
---------------------------------------- -------------------------------------- --------------------------------------
                5/30/08                                 12,101                                  2.17
---------------------------------------- -------------------------------------- --------------------------------------
                6/12/08                                 202,100                                 2.14
---------------------------------------- -------------------------------------- --------------------------------------
                6/13/08                                 170,000                                 2.25
---------------------------------------- -------------------------------------- --------------------------------------
                6/16/08                                 100,000                                 2.24
---------------------------------------- -------------------------------------- --------------------------------------
                6/17/08                                 65,979                                  2.29
---------------------------------------- -------------------------------------- --------------------------------------
                6/18/08                                 190,000                                 2.31
---------------------------------------- -------------------------------------- --------------------------------------
                6/19/08                                 14,600                                  2.45
---------------------------------------- -------------------------------------- --------------------------------------
                6/20/08                                 158,800                                 2.29
---------------------------------------- -------------------------------------- --------------------------------------
                6/21/08                                 40,000                                  2.15
---------------------------------------- -------------------------------------- --------------------------------------
                6/22/08                                 120,000                                 2.10
---------------------------------------- -------------------------------------- --------------------------------------
                6/29/08                                 15,000                                  1.96
---------------------------------------- -------------------------------------- --------------------------------------
                6/30/08                                 15,310                                  2.06
---------------------------------------- -------------------------------------- --------------------------------------
                7/1/08                                  10,207                                  2.07
---------------------------------------- -------------------------------------- --------------------------------------
                7/2/08                                   6,600                                  1.97
---------------------------------------- -------------------------------------- --------------------------------------
                7/9/08                                   2,000                                  1.81
---------------------------------------- -------------------------------------- --------------------------------------
                7/10/08                                   700                                   1.81
---------------------------------------- -------------------------------------- --------------------------------------
                7/11/08                                 12,100                                  1.76
---------------------------------------- -------------------------------------- --------------------------------------
                7/14/08                                 11,000                                  1.75
---------------------------------------- -------------------------------------- --------------------------------------
                7/15/08                                 10,000                                  1.70
---------------------------------------- -------------------------------------- --------------------------------------

         (d) - (e): Not applicable.





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CUSIP No. 004329108                                       13D                             Page 8 of 9 Pages

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

        Joint Filing Agreement, dated as of July 17, 2008, by and among Aquifer Capital Group, LLC and Adam M. Mizel.

CUSIP No. 004329108                                       13D                             Page 9 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 17, 2008
Date

/s/ Aquifer Capital Group, LLC
------------------------------
Signature

Adam M. Mizel/Principal
Name/Title


July 17, 2008
Date

/s/ Adam M. Mizel
-----------------
Signature

Adam M. Mizel
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1   Joint Filing Agreement, dated as of July 17, 2008, by Aquifer Capital Group, LLC and Adam M. Mizel.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the shares of Common Stock of [ ]., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 17, 2008.




July 17, 2008
Date

/s/ Aquifer Capital Group, LLC
------------------------------
Signature

Adam M. Mizel/Principal
Name/Title


July 17, 2008
Date

/s/ Adam M. Mizel
-----------------
Signature

Adam M. Mizel
Name/Title







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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